UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: September 7, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 7, 2010, entitled “CNOOC Signed Amendment Agreements to PSC for Three Deepwater Blocks”.

Exhibit 99.1

For Immediate Release

CNOOC Signed Amendment Agreements to PSC
for Three Deepwater Blocks

 (Hong Kong, September 7, 2010) - CNOOC Limited (the "Company", NYSE: CEO, SEHK: 00883) announced today that its parent company, China National Offshore Oil Corporation (“CNOOC”) has signed amendment agreements to the Production Sharing Contracts (PSCs) with Chevron China (“Chevron”), BP China (“BP”) and Devon Energy Corporation (“Devon”) for deepwater blocks 42/05, 64/18 and 53/30 in South China Sea. These agreements have been approved by the Chinese government.

Prior to this, Chevron and BP signed Sale and Purchase Agreements with Devon for the above blocks: Chevron acquired a 59.18% interest in block 42/05 and a 100% interest in blocks 64/18 and 53/30 from Devon in the exploration phase；BP acquired the remaining interest of Devon in block 42/05.

Block 42/05, located in Baiyun Sag of Pearl River Mouth Basin in the Eastern South China Sea, covers a total area of 6,939 square kilometers. Blocks 64/18 and 53/30 are located in Qiong Dong Nan Basin in the Western South China Sea with acreage of 7,712 and 6,313 square kilometers respectively. Water depth of the three blocks ranges from 300 to 2,000 meters.

During the exploration period, Chevron will act as the Operator in the three blocks. CNOOC Limited has the right to participate in up to a 51% interest in the event of any commercial discovery in the blocks.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of the Exploration Department commented, “We welcome Chevron and BP to become our new partners in these blocks and look forward to the joint exploration of the great deepwater potential in the South China Sea.”

In 2005 and 2006, CNOOC signed three PSCs with Devon for blocks 42/05, 64/18 and 53/30.

 – End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com